UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                     to
Commission File Number 1-12358
     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
COLONIAL PROPERTIES TRUST 401(k) PROFIT SHARING PLAN
     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
COLONIAL PROPERTIES TRUST
2101 Sixth Avenue North
Suite 750
Birmingham, AL 35203

Colonial Properties Trust
401(k) Profit Sharing Plan
Contents
Year Ended December 31, 2008

Note:	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To Participants and Administrator of the Colonial Properties Trust 401(k) Profit Sharing Plan
We have audited the accompanying statements of net assets available for benefits of the Colonial Properties Trust 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with U.S. generally accepted accounting principles.
Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules as of December 31, 2008, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Sellers, Richardson, Holman & West, LLP
Birmingham, Alabama
June 29, 2009

Colonial Properties Trust
401(k) Profit Sharing Plan
Statements of Net Assets Available for Benefits
December 31, 2008 and 2007

	2008	2007

Assets
Investments, at fair value	$19,895,959	$33,560,686
Participant loans	9,864	20,311

Receivables
Employee contribution receivable	122	6,502
Employer contribution receivable	1,941,404	915,284

Total receivables	1,941,526	921,786

Total assets	$21,847,349	$34,502,783

Liabilities and Net Assets Available for Benefits
Return of excess contributions	—	65,464

Total liabilities	—	65,464

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	242,354	193,199

Net assets available for benefits	$22,089,703	$34,630,518

The accompanying notes are an integral part of these financial statements.

Colonial Properties Trust
401(k) Profit Sharing Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2008

Additions to net assets available for benefits:
Investment income (loss)
Interest and dividends	$675,206
Net depreciation in the market value of investments	(11,136,120)

Total investment loss	(10,460,914)

Contributions
Employee contributions	3,576,492
Employer contributions	1,941,404
Rollover contributions - participant	540,362

Total contributions	6,058,258

Total additions	(4,402,656)

Deductions from net assets available for benefits:
Benefit payments	8,138,159

Net decrease	(12,540,815)

Net assets available for benefits:
Beginning of year	$34,630,518

End of year	$22,089,703

The accompanying notes are an integral part of these financial statements.

Colonial Properties Trust
401(k) Profit Sharing Plan
Notes to Financial Statements
Year Ended December 31, 2008
1.	General

Principal Trust Company (“Principal”) is the trustee and the investment manager of the Colonial Properties Trust 401(k) Profit Sharing Plan (the “Plan”), pursuant to a trust agreement dated July 25, 2006. Principal Life Insurance Company Retirement and Investor Services is the recordkeeper of the Plan.

The Plan was established on January 1, 1995, by Colonial Properties Trust (the “Company”) as a defined contribution plan for the benefit of all eligible employees of the Company. The Plan is subject to the provisions set forth in the Employee Retirement Income Security Act of 1974 (“ERISA”) and is funded by discretionary employee and employer contributions. Effective January 1, 2008, the Company amended the Plan to be a “Safe-Harbor Plan” pursuant to Section 401(k)(12) of the Internal Revenue Code. The change affected employer’s contributions and vesting of contributions. See Note 2 below for further detail.

2.	Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

Eligibility

Employees are eligible to join the elective deferral portion of the Plan as of the first day of employment. Employees are eligible to participate in the Company matching and profit sharing portions of the Plan after completion of one year of service. A year of service is defined as a period of twelve consecutive months during which an employee works at least 1,000 hours.

Employee Contributions

The amount of salary reduction (amount transferred to the Plan) for any plan year shall be at least 1% of the participant’s compensation for such plan year, subject to the maximum allowed by the Internal Revenue Code ($15,500 per participant in 2008). The amount of the salary reduction is remitted by the Employer to the Plan’s trustee at the end of each pay period.

Effective for the plan year beginning January 1, 2002, the Plan elected to implement the “catch-up” provision provided for in Section 414(v) of the Internal Revenue Code. This provision enables applicable employer plans to allow eligible participants who are age 50 or over to make additional deferrals, which began in 2002.

Employer’s Contributions

The Employer shall make a matching contribution in an amount equal to 100% of the first 4% of compensation a participant elects to defer, plus 50% of the next 2% of compensation deferred, for a maximum match of 5% of compensation. The match is a Safe-Harbor match and is not subject to a participant’s employment on the last day of the Plan year or completion of a certain number of hours.

The employer may also contribute a discretionary profit sharing contribution to the Plan for each Plan year, which shall be in addition to the employer matching contribution. The amount of such discretionary contribution, if any, for any plan year shall be determined by the Board of Trustees of the Company. No discretionary contributions were made in 2008.

Colonial Properties Trust
401(k) Profit Sharing Plan
Notes to Financial Statements
Year Ended December 31, 2008
Participant Accounts
Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) plan earnings. Earnings allocations are based on the amount the participant has invested in a particular fund. Employer matching contributions are allocated based on the participant’s elected deferral percentage. Discretionary contributions are allocated proportionately based on the compensation of each individual participant relative to the compensation of all participants. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Investment Options
The Plan provides participants with various investment options, including seventeen mutual funds, one guaranteed investment contract and one common stock fund. The Plan currently holds one additional common stock fund, The Colonial BancGroup, Inc. Stock Fund, which has not been an investment option for employees since 2005.
Forfeitures
The nonvested portion of a terminated employee’s account balance shall be forfeited and used to reduce employer contributions otherwise payable for the plan year in which such forfeitures arise or for any succeeding plan year, unless the employee resumes employment before he or she incurs a five-year break. During 2008, forfeitures in the amount of $77,798 were used to offset employer contributions.
Participant Loans
New participant loans are no longer permissible under the current terms of the Plan. Existing loans are secured by the participant’s vested account balance and bear interest rates that range from 6.5% to 8.25%, which are commensurate with prevailing market rates. Loans are repaid through payroll deduction including principal and interest. As of December 31, 2008 and 2007, the Plan had a loan balance of $9,864 and $20,311, respectively, with an average remaining term of approximately 1.2 and 1.7 years, respectively. After such loans are repaid, there will be no additional loans issued under the terms of the current plan.
Distribution of Benefits
Participants’ vested account balances represent the benefits available to the participants upon retirement, disability, death or termination of employment. In addition, distributions to participants on account of financial hardship may be made in certain circumstances limited under the terms of the Plan. The Plan also allows employees to withdraw vested balances (excluding Safe-Harbor matching contributions) starting at age 59 1/2. Benefit payments are made in the form of lump sum distributions, direct rollovers or annuities.
Vesting
A participant’s interest in his or her salary reduction account shall at all times be fully vested and nonforfeitable. A participant’s interest in his or her employer Safe-Harbor contributions (made after January 1, 2008) shall be fully vested and nonforfeitable. A participant’s interest in his or her employer Non Safe-Harbor contributions and profit sharing contributions (made before January 1, 2008) shall be fully vested and nonforfeitable upon the occurrence of any of the following events: death or attainment of normal retirement date while in the service of the employer, termination of the Plan, or complete discontinuance of all employer contributions. Prior to the occurrence of any of the preceding events, a vested interest in employer Non Safe-

Colonial Properties Trust
401(k) Profit Sharing Plan
Notes to Financial Statements
Year Ended December 31, 2008
Harbor contributions and profit sharing contributions shall be determined in accordance with the following vesting schedule:

Number of Years of Service	Percentage
1 year	20%
2 years	40%
3 years	60%
4 years	80%
5 years or more	100%
Amendment and Termination
It is the intention of the Company to continue the Plan indefinitely. The Company reserves the right to modify, amend or terminate the Plan in whole or in part at any time in writing provided that any such modification, amendment or termination does not make it possible for any portion of the fund to be used for or diverted for purposes other than the exclusive benefit of the participants or their beneficiaries, after the payment of administrative expenses or taxes. Upon termination of the Plan, plan assets will become nonforfeitable and will be distributed to participants and their beneficiaries in accordance with the Plan and subject to ERISA guidelines.
3.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the term of the Plan. As required by the FSP, the Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully-benefit responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Risks and Uncertainties

The Plan provides for various investment options. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Colonial Properties Trust
401(k) Profit Sharing Plan
Notes to Financial Statements
Year Ended December 31, 2008
Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 for discussion of fair value measurements.
Purchases and sales of securities are reflected as of the trade date. Dividend income is recorded on the ex-dividend date. Investment income is recorded on the accrual basis. Net depreciation includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.
Contributions
Contributions receivable from participant’s elective deferrals of salary are recorded based on unremitted deductions from participant’s compensation. Contributions receivable from the employer are recorded based upon a matching contribution calculated on the last day of the year.
Benefit Payments
Benefit payments consist of payments to participants (or, if applicable, the beneficiary) at retirement, disability, death or termination of employment. Benefit payments are made in the form of lump sum distributions, direct rollovers or annuities. Benefits are recorded when paid.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions and deductions during the reporting periods. Actual results could differ from those estimates.
4.	Investments

During the year ended December 31, 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $11,136,120 as follows:

2008
Colonial Properties Trust Stock Fund	$(2,261,513)
The Colonial BancGroup, Inc. Stock Fund	(790,916)
Mutual Funds	(8,222,335)
Guaranteed Investment Contract	138,644

$(11,136,120)

Colonial Properties Trust
401(k) Profit Sharing Plan
Notes to Financial Statements
Year Ended December 31, 2008
The following is a summary of investments held in excess of five percent of the Plan’s net assets at December 31:

	2008	2007
Colonial Properties Trust Stock Fund	$1,708,020	$7,144,640
Principal Mid Cap Blend Select Fund	1,242,248	2,401,036
Calvert Large Cap Growth A Fund	1,358,081	2,934,176
Principal International Growth Select Fund	n/a	2,104,210
Alliance Large Cap Value Select Fund	1,277,178	2,763,407
Principal Fixed Income Option*	4,847,082	3,863,985
Calvert SOC Inv Bond A Fund	1,606,193	n/a
Principal Inv LifeTime 2020 Select Fund	1,748,079	2,714,753
Principal Inv LifeTime 2030 Select Fund	1,536,201	2,084,419

*	stated at contract value
5.	Fair Value Measurements

On January 1, 2008, the Plan adopted Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements. SFAS No. 157 applies to reported balances that are required or permitted to be measured at fair value under existing accounting pronouncements; accordingly, the standard does not require any new fair value measurements of reported balances.

SFAS No. 157 emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing an asset or liability. As a basis for considering market participant assumptions in fair value measurements, SFAS No. 157 establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).

Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access. Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability, which are typically based on an entity’s own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

Colonial Properties Trust
401(k) Profit Sharing Plan
Notes to Financial Statements
Year Ended December 31, 2008
Following is a description of the valuation methodologies used for assets measured at fair value:

Common stocks: Valued at closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the net asset value (“NAV”) of shares held by the plan at year end.

Guaranteed investment contract: Valued at fair value by discounting the related cash flows based current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer (see Note 6).

Participant loans: Valued at amortized cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

	2008
	Level 1	Level 2	Level 3	Total
Colonial Properties Trust Stock Fund	$1,708,020	$—	$—	$1,708,020
The Colonial BancGroup, Inc. Stock Fund	140,891	—	—	140,891
Mutual Funds	13,442,320	—	—	13,442,320
Guaranteed Investment Contract	—	—	4,604,728	4,604,728
Participant Loans	—	—	9,864	9,864

Total assets at fair value	$15,291,231	$—	$4,614,592	$19,905,823

Level 3 Gains and Losses

The table below sets forth a summary of changes in the fair value of the Plan’s assets for year ended December 31, 2008:

	Guaranteed Investment
	Contract	Participant Loans

Balance at 12/31/2007	$3,670,786	$20,311
Unrealized gains relating to instruments still held at 12/31/2008	89,489	—
Purchases, sales, issuances and settlements (net)	844,453	(10,447)

Balance at 12/31/2008	$4,604,728	$9,864

Colonial Properties Trust
401(k) Profit Sharing Plan
Notes to Financial Statements
Year Ended December 31, 2008
6.	Investment Contract with Insurance Company

In 2006, the Plan entered into a fully benefit-responsive investment contract with Principal Life Insurance Company (“PLIC”). PLIC maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

As described in Note 3, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan by PLIC, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero. Such interest rates are reviewed on a semi-annual basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the plan documents (including complete or partial plan termination or merger with another plan), (2) changes to the plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

If the Plan Sponsor decides to terminate the Plan’s interest in the investment contract, there will be a twelve month delay in the payment. The Plan Sponsor may request immediate payment subject to a 5% surrender fee.

The guaranteed investment contract does not permit the insurance company to terminate the agreement prior to the scheduled maturity date.

Average Yields	1/1/2008-6/30/2008	7/1/2008-12/31/2008

Based on interest rate credited to participants	3.15%	3.50%
Based on actual earnings	3.15%	3.50%

7.	Tax Status

The Internal Revenue Service has determined and informed the Company, by a letter dated August 21, 2002, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Colonial Properties Trust
401(k) Profit Sharing Plan
Notes to Financial Statements
Year Ended December 31, 2008
The Plan is a salary reduction Safe-Harbor plan, whereby employee contributions to the Plan within specified limits are not included in the gross income of the participant.

8.	Related Party Transactions

The Employer pays administrative expenses on behalf of the Plan, including legal, trust, administrative and accounting fees.

Plan investments include investment funds managed by the Trustee, as defined by the Plan, and the Plan’s recordkeeper, Principal, and therefore investment purchases and sales of these investment funds and the related interest income qualify as party-in-interest transactions. Plan investments also include shares of the Company’s common stock, and the investment election of the common stock is voluntary by participants.

9.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,	December 31,
	2008	2007
Net assets available for benefits per the financial statements	$22,089,703	$34,630,518
Less: Employee Contribution Receivable	—	(4,204)

Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(242,354)	(193,199)

Net assets available for benefits per the Form 5500	$21,847,349	$34,433,115

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500:

December 31,
2008
Net increase in net assets available for benefits per the financial statements	$(12,540,815)
Add: 2007 Employee Contribution Receivable	4,204
Less: 2008 adjustment from fair value to contract value for fully benefit-responsive contracts	(242,354)
Add: 2007 adjustment from fair value to contract value for fully benefit-responsive contracts	193,199

Net income per the Form 5500	$(12,585,766)

Colonial Properties Trust
401(k) Profit Sharing Plan
Notes to Financial Statements
Year Ended December 31, 2008
10.	Nonexempt Transactions

For the years ended December 31, 2008 and 2007, the Company failed to remit participant contributions to the Plan within the time limit required by the Department of Labor, representing a nonexempt loan of funds to the Company from the Plan. The amounts totaled $361 and $9,030, respectively, for the years ended December 31, 2008 and 2007. The Company remitted the lost earnings on delinquent contributions to the Plan on March 12, 2009.

11.	Subsequent Event

As a result of a downturn in the economy, the Company has taken actions to reduce corporate expenses. These actions include suspending all employer matching contributions effective July 1, 2009, until the Company’s Board of Trustees determines it is appropriate to resume these contributions. The Company will make matching contributions on compensation deferred from January 1, 2009 through June 30, 2009.

Colonial Properties Trust
401(k) Profit Sharing Plan
Supplemental Schedule
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Year Ended December 31, 2008

		Description of Investment including Maturity
	Identity of Issue, Borrower, Lessor, or	Date, Rate of Interest, Collateral, Par or
	Similar Party	Maturity Value	Cost	Current Value

*	Colonial Properties Trust	Stock Fund, 205,044 shares	**	$1,708,020
	The Colonial BancGroup, Inc.	Stock Fund, 68,063 shares	**	140,891

*	Participant Loans	Interest rates range from 6.50% to 8.25% with various maturities through 2011		9,864

*	Principal Fixed Income Option	Guaranteed Investment Contract, 334,427 units	**	4,604,728

*	Principal Mid Cap Blend Select Fund	Mutual Fund, 143,447 shares	**	1,242,248
	Calvert Large Cap Growth A Fund	Mutual Fund, 70,733 shares	**	1,358,081
	Fidelity Advisor Small Cap T Fund	Mutual Fund, 15,000 shares	**	251,551
	Neuberger Berman Partners Adv Fund	Mutual Fund, 54,235 shares	**	556,994
*	Principal International Growth Select Fund	Mutual Fund, 135,335 shares	**	902,685
*	Principal Small Cap Value Select Fund	Mutual Fund, 46,128 shares	**	532,312
*	Principal S&P 600 Index Select Fund	Mutual Fund, 44,567 shares	**	464,829
	Turner Mid Cap Growth Select Fund	Mutual Fund, 56,245 shares	**	325,660
	Alliance Large Cap Value Select Fund	Mutual Fund, 163,531 shares	**	1,277,178
*	Principal Real Estate Securities Select Fund	Mutual Fund, 33,476 shares	**	346,814
	Calvert SOC Inv Bond A Fund	Mutual Fund, 113,192 shares	**	1,606,193
*	Principal Inv LifeTime 2010 Select Fund	Mutual Fund, 28,732 shares	**	237,617
*	Principal Inv LifeTime 2020 Select Fund	Mutual Fund, 209,602 shares	**	1,748,079
*	Principal Inv LifeTime 2030 Select Fund	Mutual Fund, 185,084 shares	**	1,536,201
*	Principal Inv LifeTime 2040 Select Fund	Mutual Fund, 70,378 shares	**	570,763
*	Principal Inv LifeTime 2050 Select Fund	Mutual Fund, 33,690 shares	**	261,101
*	Principal Inv LifeTime Strat Inc Select Fund	Mutual Fund, 26,139 shares	**	224,014

		Total Mutual Funds		13,442,320

				$19,905,823

*	Denotes a party-in-interest to the Plan.

**	Cost information is not required for participant directed accounts.

Colonial Properties Trust
401(k) Profit Sharing Plan
Supplemental Schedule
Schedule H, Line 4a — Schedule of Delinquent Participant Contributions
Year Ended December 31, 2008

	Relationship to plan,
Identity of party	employer or other party-	Description of		Fair value of	Net gain or loss on
involved	in-interest	transaction	Cost of asset	asset	transaction
Colonial Properties Trust	Plan sponsor	Delinquent remittance of employee deferrals	$9,391	$9,391	n/a

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COLONIAL PROPERTIES TRUST 401(k) PROFIT SHARING PLAN
Date: June 29, 2009	/s/ John P. Rigrish
John P. Rigrish
Chief Administrative Officer & Corporate Secretary

Exhibit Index

Exhibit No.	Description of Exhibit	Reference

23.1	Consent of Sellers, Richardson, Holman & West, LLP	Filed herewith